[redacted]

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FEB 29 2008

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UNI
SECURITIES AND I
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08029090

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernie Boushka, Director of Financial Operations 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company PLC
(Name – *if individual, state last, first, middle name*)

306 Cherry Street	Green Bay	WI	54301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Boushka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of December 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Financial Operations
Title

Notary Public

BRIAN J WITZ
Notary Public
State of Wisconsin

12/9/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2007 and 2006

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2007 and 2006

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying statements of financial condition of Packerland Brokerage Services, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2007 and 2006, and results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson, Tackman & Company PLC

February 25, 2008

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 863,966	$ 561,410
Clearing deposit	67,589	74,815
Receivables:		
Concessions	513,105	1,307,637
Other	4,678	9,569
Prepaid Expenses	135,239	129,472
TOTAL CURRENT ASSETS	1,584,577	2,082,903
PROPERTY AND EQUIPMENT		
Equipment	210,827	182,841
Less accumulated depreciation	126,110	99,307
NET PROPERTY AND EQUIPMENT	84,717	83,534
OTHER ASSETS		
Packerland Building LLC	76,053	66,763
Sierra Insurance Services LLC	13,300	26,097
TOTAL OTHER ASSETS	89,353	92,860
TOTAL ASSETS	$ 1,758,647	$ 2,259,297

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit	$ -	$ 23,488
Accounts payable	54,079	105,751
Commissions payable	427,762	1,179,269
Accrued payroll	311,463	260,380
Accrued payroll taxes	1,763	26,605
Other accruals	12,951	11,373
Advance rep renewal collections	175,071	-
Income taxes payable	1,032	39,295
TOTAL CURRENT LIABILITIES	984,121	1,646,161
OTHER LIABILITIES		
Deferred income tax payable	565	1,414
Reserve for errors and omissions	75,000	75,000
TOTAL OTHER LIABILITIES	75,565	76,414
STOCKHOLDERS' EQUITY		
Common stock, No Par Value - 72,000 Shares Authorized 52,216 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	15,937	10,250
Treasury stock at cost 6,948 and 3,524 shares at $8.125 and $16.25	(56,452)	(57,265)
Retained earnings	573,886	418,147
TOTAL STOCKHOLDERS' EQUITY	698,961	536,722
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,758,647	$ 2,259,297

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2007 and 2006

	2007	2006
OPERATING REVENUES		
Concessions	$ 15,231,279	$ 14,663,223
Trading	1,267,572	1,167,541
RIA fees	203,487	327,088
Vendor bonuses	96,822	163,486
Sales reps excess	310,521	188,686
Southwest Securities	86,094	78,399
Other	1,837	15,206
TOTAL REVENUES	17,197,612	16,603,629
COMMISSION EXPENSE	14,781,999	14,367,857
NET REVENUES	2,415,613	2,235,772
OPERATING EXPENSES	2,255,945	2,165,184
OPERATING INCOME	159,667	70,588
OTHER INCOME (EXPENSE)		
Packerland Building, LLC income	19,290	32,174
Sierra Insurance Services, LLC income	50,203	26,097
Investment income	598	12,771
Interest income	1,888	18,690
Interest expense	(383)	(3,635)
TOTAL OTHER INCOME (EXPENSE)	71,596	86,097
INCOME BEFORE INCOME TAXES	231,264	156,685
PROVISION FOR INCOME TAXES		
Current income taxes	76,374	73,095
Deferred income taxes	(849)	(11,708)
TOTAL INCOME TAXES	75,525	61,387
NET INCOME	$ 155,739	$ 95,298

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in-capital	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2006	$ 165,590	$ 7,000	$ (60,515)	$ 322,849	$ 434,924
Net Income for 2006	-	-	-	95,298	95,298
Additional paid-in-capital	-	3,250	-	-	3,250
Sale of Treasury stock	-	-	3,250	-	3,250
Balance, December 31, 2006	165,590	10,250	(57,265)	418,147	536,722
Net Income for 2007	-	-	-	155,739	155,739
Additional paid-in-capital	-	5,687	-	-	5,687
Sale of Treasury stock	-	-	813	-	813
Balance, December 31, 2007	$ 165,590	$ 15,937	$ (56,452)	$ 573,886	$ 698,961

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 155,739	$ 95,298
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	26,803	20,704
(Increase) decrease in:		
Receivables	799,423	(507,953)
Prepaid expenses	(5,767)	(48,072)
(Decrease) increase in:		
Commissions payable	(751,507)	547,963
Accounts payable	(51,673)	92,746
Reserve for errors and omissions	-	35,269
Advance rep renewal collections	175,071	-
Accruals	27,820	219,540
Deferred and payable income taxes	(39,112)	22,952
NET CASH PROVIDED BY OPERATING ACTIVITIES	336,797	478,447
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing account changes	7,226	(40,186)
Purchase of office equipment	(27,986)	(43,268)
Change in investment in Packerland Building, LLC	(9,290)	(15,174)
Change in investment in Sierra Insurance Services, LLC	12,797	(26,097)
NET CASH (USED) BY INVESTING ACTIVITIES	(17,253)	(124,725)
CASH FLOW FROM FINANCING ACTIVITIES		
Line of credit	(23,488)	(41,512)
Additional Paid-in-capital	5,687	3,250
Sale of treasury stock	813	3,250
NET CASH (USED) BY FINANCING ACTIVITIES	(16,988)	(35,012)
NET INCREASE IN CASH	302,556	318,710
CASH AT BEGINNING OF YEAR	561,410	242,699
CASH AT END OF YEAR	$ 863,966	$ 561,410

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Operations

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash accounts in FDIC insured commercial banks located in Northeastern Wisconsin. Cash accounts at the banks are insured by the FDIC for up to $200,000. Amounts in excess of insured limits were $900,903 and $1,146,967 at December 31, 2007 and 2006.

Clearing Deposit

The Company has $67,590 and $74,815 on deposit with Southwest Securities, Inc. at December 31, 2007 and 2006. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable

The Company's concessions receivable at December 31, 2007 and 2006 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable when collected to the Company's sale representatives. No bad debt reserve is determined to be necessary, because only 10% of bad debt would affect net income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and the payable.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using either straight-line or accelerated cost recovery method for the useful life of 5 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2007 and 2006 was $26,803 and $20,704, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and reserve for errors and omissions, which is not deductible for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company's policy is to expense all advertising cost as incurred. Total advertising cost for the years ended December 31, 2007 and 2006 was $8,987 and $15,295, respectively.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE B – PENSION PLAN

The Company provides a simple IRA plan for the benefit of its employees. The Company contributed $23,618 and $16,277 to the plan during 2007 and 2006, respectively.

NOTE C - EMPLOYEE COMPENSATION AGREEMENTS

The Company has entered into agreements with Kathryn Smith, CEO with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions are based on 1.25% of the total income of the Company. The agreements also contain non-compete restrictions.

NOTE D – RELATED PARTY LEASE AND INVESTMENTS

The Company entered into a new lease agreement for office space for its Green Bay location with Packerland Building, LLC on February 1, 2008, for a term of 3 years and 7 months ending August 31, 2011, at an annual rate of $94,910 per year with 3% annual increases. Lease payments for 2007 and 2006 were $84,656 and $72,816 under an old lease with Packerland Building, LLC. The Company is also responsible for all utilities. The Company has an option to renew the lease for 36 months at the end of the lease term.

The Company has a net investment of $76,053 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $269,902 at December 31, 2007. The Company uses the equity method to report this investment.

The Company has a net investment of $13,300 and is a forty-nine percent (49%) owner in Sierra Insurance Services, LLC, a fixed product service agency. Sierra Insurance Services, LLC has no significant liabilities. The Company uses the equity method to report this investment.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 and 2006, the Company had net capital of $371,379 and $163,747, which was $300,727 and $47,199 in excess of its required net capital of $70,652 and $116,548 for the years December 31, 2007 and 2006.

NOTE F – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2007	2006
Cash paid during the year for:		
Interest expense	$ 383	$ 3,635
Income taxes	$ 114,637	$ 38,436

NOTE G – COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims against Packerland Brokerage Services, Inc., arising in the normal course of business. Management believes that their insurance coverage, and the recorded amount reserved for errors and omissions of $75,000, will be sufficient to pay potential liabilities, if any.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2007 and 2006

	2007	2006
Wages and payroll commissions	$ 1,499,549	$ 1,277,138
Payroll taxes	107,239	81,118
Employee medical insurance	1,249	4,921
Worker's compensation insurance	3,136	2,017
Board of director's and consulting fees	105,900	295,446
Pension plan contributions	23,618	16,277
Advertising	8,987	15,295
Automobile expense	7,398	-
Car allowance	8,954	20,342
Diminimus fringe	5,783	2,480
Dues and subscriptions	3,929	3,520
Professional fees	38,858	46,720
Officer's life insurance	1,241	1,139
Other insurance	4,187	2,884
Licenses and permits	10,827	10,339
Meetings	15,551	13,935
Training	5,281	7,595
Regulation fees	890	12,358
Office supplies	85,470	42,219
Postage and delivery	35,046	28,345
Printing and reproduction	11,858	8,590
Bank charges	24	2,157
Telephone	11,709	11,309
Travel and lodging	100,798	99,137
Trade adjustments	362	49
Meals and entertainment	1,223	2,952
Rent	84,656	72,816
Repairs	5,010	30,369
Equipment rental	1,793	1,499
Utilities	12,903	11,488
Settlement agreement	-	75
Depreciation	26,803	20,704
Other taxes	2,508	4,537
Miscellaneous	23,205	15,414
	$ 2,255,945	$ 2,165,184

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on the timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green Bay, Wisconsin

Anderson Tackman & Company PLC

February 25, 2008

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2007

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS					
1	Cash	$ 921,259	$ 931,555	$ 10,296	Adjust for voided checks (10,226) Petty cash (70)
2	Receivables from brokers or dealers	517,783	517,783	(0)	Rounding
3	Receivables from non-customers	3,948	-	(3,948)	Adjust prepaid income taxes to actual
9	Investments in associated partnerships	113,838	89,353	(24,485)	2007 income from investment in Packerland Building (19,290) To unconsolidate and adjust 2007 Sierra Insurance income to actual (-43,775)
10	Net property and equipment	91,512	84,717	(6,795)	Adjust depreciation to actual
11	Other assets	10,270	135,239	124,969	Reclassify Prepaid CRD, IARD, Branch charges (125,039)
	Total Assets	$ 1,658,610	$ 1,758,647	100,037	
LIABILITIES					
13	Bank loans payable	-	-	-	
14	Payable to brokers or dealers	427,762	427,762	-	
15	Payable to non-customers	201,217	628,564	(427,347)	Reclassify Prepaid CRD, IARD, Branch charges (125,039) Accrue bonuses (290,500) Accrue executive committee fees (8,000) Record additional payables (3,807)
17	Accounts payable and other accruals	3,177	3,360	(183)	Adjust accrued income taxes to actual
	Total Liabilities	632,156	1,059,686	(427,530)	
EQUITY					
23.B	Common stock	165,590	165,590	-	
23.C	Additional paid-in capital	15,125	15,937	(812)	Adjust for current cost of treasury stock
23.D	Retained earnings	901,377	573,886	327,491	Net of above adjustments
23.F	Treasury stock	(55,640)	(56,452)	812	Adjust for current cost of treasury stock
	Total Equity	1,026,452	698,961	327,491	
	Total Liabilities and Equity	$ 1,658,608	$ 1,758,647	$ (100,039)	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2007

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 1,026,452	$ 698,961	$ 327,491	Net of explanations on reconciliation schedule
6	Nonallowable assets	(237,771)	(327,582)	89,811	See line 2 - 11 above (non allowable includes $70 petty cash)
10	Net capital	788,681	371,379	417,302	
11	Minimum net capital required	42,143	70,652	(28,509)	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	Net capital requirement	50,000	70,652	(20,652)	
14	Excess net capital	738,681	300,727	437,954	
15	Excess net capital at 100%	725,465	265,410	460,055	
19	Total aggregate indebtedness	$ 632,156	$ 1,059,686	$ (427,530)	
20	Percentage of debt to debt-equity total	80%	285%		

END